UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-32532

ASHLAND LLC

(formerly known as Ashland Inc.)

(Exact name of registrant as specified in its charter)

50 E. RiverCenter Boulevard

Covington, Kentucky 41011

(859) 815-3333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

3.875% Senior Notes due 2018

4.750% Senior Notes due 2022

6.875% Senior Notes due 2043

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 0

3.875% Senior Notes due 2018: 53

4.750% Senior Notes due 2022: 64

6.875% Senior Notes due 2043: 38

Pursuant to the requirements of the Securities Exchange Act of 1934, Ashland LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Ashland LLC

Date: September 30, 2016	By:	/s/ Peter J. Ganz
	Name:	Peter J. Ganz
	Title:	Senior Vice President, General Counsel and Secretary